UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Chief Financial Officer, Eyal Leibovitz, of Cellect Biotechnology Ltd. (the “Company”) will terminate his service with the Company as its CFO. Mr. Leibovitz will maintain his primary responsibilities as CFO, per the Company’s request, through August 31, 2021, by which time the Company anticipates its strategic merger with privately-held Quoin Pharmaceuticals, Inc. will have closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY, LTD.

Date: June 3, 2021	By:	/s/ Shai Yarkoni
Shai Yarkoni Chief Executive Officer